Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

GateHouse Media, Inc.

We consent to the use of our report dated May 24, 2007, with respect to the combined balance sheets of The Midwest Newspaper Business of the Copley Press, Inc. (the Company) as of December 31, 2005 and 2006, the related combined statements of operations, changes in parent company equity and cash flows for each of the years in the three-year period ended December 31, 2006, included herein and to the reference of our firm under the heading “Experts” included in this Registration Statement and related prospectus.

/s/ KPMG LLP

San Diego, CA

June 28, 2007